COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

September 17, 2019

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I	Post-Effective Amendment No. 352
	Columbia Alternative Beta Fund (effective 8/1/19 known as Columbia Multi Strategy Alternatives Fund)	File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on August 13, 2019 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Columbia Alternative Beta Fund (effective August 1, 2019 known as Columbia Multi Strategy Alternatives Fund) (the Fund). Comments and responses are outlined below.

FORM N-1A COVER PAGE COMMENT:

Comment 1:	Please confirm that the effective date of the Fund name change is correctly stated as August 1, 2019.

Response:	So confirmed.

PROSPECTUS COMMENTS:

Comment 2:	Update the series and class IDs on EDGAR once the Fund name change is effective.

Response:	Series and class IDs on EDGAR were updated to reflect the new Fund name on August 1, 2019.

Comment 3:	Please identify the share classes referred to in this sentence within the first paragraph of the Summary of the Fund – Fees and Expenses of the Fund section: “An investor transacting in a class of Fund shares without any front-end sales charge, contingent deferred sales charge, or other asset-based fee for sales or distribution may be required to pay a commission to the financial intermediary for effecting such transactions.” If clean shares, please also add, if applicable, that “shares of the Fund are available in other share classes that have different fees and expenses.”

Response:	While the above disclosure is, in Registrant’s opinion, consistent with the American Funds letter with regard to clean shares and, as such, we do not intend to modify the disclosure, Registrant endeavors to further evaluate and consider the Staff’s comment in this regard.

Comment 4:	Please confirm that the expenses of the Subsidiaries are included in the “Management fees” and “Other expenses” lines of the Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 5:	Briefly describe all of the strategies disclosed in the second paragraph of the Summary of the Fund – Principal Investment Strategies section (especially carry, curve and low beta) in “plain English.”

Response:	Please see response to Comment 6 below. The strategies disclosed in this second paragraph are subsumed/covered under the fourth paragraph of the Summary of the Fund – Principal Investment Strategies section, which the Registrant has enhanced in response to Comment 6 below.

Comment 6:	Please summarize the strategies disclosed in the fourth paragraph of the Summary of the Fund – Principal Investment Strategies section, including which subadviser handles which sleeve. Additionally, please disclose the types of securities invested in each sleeve and connect the sleeve strategy to the investments.

Response:	The disclosure has been revised as follows:

Columbia Management employs the following strategies in separate sleeves: Alternative Beta (this strategy typically invests in derivative instruments); G10 Currency (this strategy typically invests in short-term debt obligations and currency-linked derivatives); Global Tactical Asset Allocation (GTAA) (this strategy typically invests in stocks and bonds across traditional asset classes and markets through the use of derivatives such as futures and swaps); and Mortgage Opportunities (this strategy typically invests in mortgage- and other asset-backed securities); as well as a Liquidity sleeve (this strategy typically invests in U.S. government securities, high-quality, short-term debt instruments, ETFs and futures). Each of AQR and QMA employs a global macro strategy in its respective sleeve (these strategies typically invest globally across a wide range of asset classes, including equities, fixed income, currencies and commodities, and may take both long and short positions in each of the asset classes or instruments, including derivative instruments).

Comment 7:	Please add “in their respective sleeve” to the end of the last sentence of the fourth paragraph of the Summary of the Fund – Principal Investment Strategies section.

Response:	The last sentence of the fourth paragraph of the Summary of the Fund – Principal Investment Strategies section has been revised to add the requested disclosure.

Comment 8:	If the Fund derives returns principally from swaps, the Fund should include a footnote to the fee table disclosing the cost of investing in swaps. For example, in the case of a managed futures fund that obtains exposure to the performance of multiple commodity trading advisers (CTAs) through a swap instead of directly investing with such CTAs, a footnote should explain that the embedded cost of the swap(s) and the operating expenses of the reference assets are indirect expenses of the Fund that are not included in either the fee table or the expense example. The Fund should also provide an estimate of such costs (as a percentage of Fund assets) for the most recent fiscal year.

Response:	The Registrant has reviewed the requirements of Form N-1A and respectfully declines to make the requested change. The Registrant notes that General Instruction C(3)(b) to Form N-1A does not permit the inclusion in Items 2 through 8 of information that is not required by those items, and that the requested footnote is not required by those items.

Comment 9:	We note that the Fund invests in convertible securities. If the Fund invests or expects to invest in contingent convertible securities (CoCos), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Fund intends to invest or currently invests in CoCos and the amount the Fund currently invests in CoCos.

Response:	The Fund does not currently invest nor does it intend to invest in the future in CoCos and, therefore, disclosure regarding such securities is not applicable to the Fund.

Comment 10:	Please confirm that in the event that Acquired Fund Fees and Expenses (AFFE) were to exceed 0.01% of the average net assets of the Fund, a line item for AFFE will be included in the Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 11:	We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. See, e.g., “Leveraged Loans Not as Safe as They Once Were,” Wall Street Journal (August 16, 2018). If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans; also, consider enhancing the disclosure of the risks of such loans.

Response:	The Fund does not currently invest nor does it intend to invest in the future in covenant-lite loans and, therefore, disclosure regarding such loans is not applicable to the Fund.

Comment 12:	Are there any percentage limitations on the fixed income investments that are disclosed in the eleventh paragraph of the Summary of the Fund – Principal Investment Strategies section?

Response:	There are no percentage limitations on the fixed income investments that are disclosed in the eleventh paragraph of the Summary of the Fund – Principal Investment Strategies section.

Comment 13:	The Fund’s Principal Investment Strategies section states that the Fund may take short positions in its investments. If the Fund engages in short selling, please confirm that short selling expenses (i.e., dividends and brokerage expenses paid on the stocks sold short) will be included, as appropriate, in the Fund’s Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 14:	The Fund’s Principal Risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. See IM Guidance 2014-08 (Risk Guidance).

Response:	We have identified at the very beginning of the Fund’s Principal Risks discussion, what the Fund views as its main principal risks, which is consistent with the Risk Guidance and consistent with remarks made (in-person) by Mr. Brent Fields at the ICI’s SEC Rules Committee Meeting on June 26, 2019, which I attended in-person in Washington, D.C.

Comment 15:	Please consider revising the alternative investment and other strategies disclosure in the second paragraph of the More Information About the Fund – Principal Investment Strategies section to use more “plain English.”

Response:	We have enhanced the strategy disclosure in response to Comment 6 to provide some background on these strategies.

Comment 16:	Please describe the investments used in each sleeve to the extent not included in the More Information About the Fund – Principal Investment Strategies section.

Response:	Please see response to Comment 6. This revised disclosure has been added to the More Information About the Fund – Principal Investment Strategies section.

Comment 17:	Based on the sleeve percentage ranges disclosed in the sixth paragraph of the More Information About the Fund – Principal Investment Strategies section, are we to assume that the Liquidity Sleeve will comprise between 35% and 60% of the Fund’s assets? Please clarify.

Response:	The disclosure has been revised as follows:

It is anticipated that typically each of the Alternative Beta Sleeve, G10 Currency Sleeve and Global Tactical Asset Allocation (GTAA) Sleeve will comprise ~~up~~ from 0% to 15% of the Fund’s assets and that the Mortgage Opportunities Sleeve will typically comprise between 25% and 50% of the Fund’s assets, but the Investment Manager may alter these ranges in its discretion without notice. In addition, a Liquidity Sleeve may be utilized to manage cash flows in and out of the Fund and to manage the Fund’s overall risk exposure; this sleeve has no set parameters but is anticipated to comprise a small amount of the Fund’s assets under normal circumstances.

Comment 18:	Please describe under what circumstances the Investment Manager will implement the various Alternative Beta Sleeve strategies described in the More Information About the Fund – Principal Investment Strategies section.

Response:	The disclosure has been revised as follows:

Columbia Management Alternative Beta Sleeve

This sleeve uses one or more of the following strategies:

Carry premium strategies own investments with higher yields while short selling those with lower yields, seeking to capture the tendency for higher-yielding assets to provide higher returns than lower-yielding assets. The Fund will seek long exposure by buying high-yielding assets and short exposure by selling low-yielding assets, for example, when geopolitical risk is low and higher-yielding (riskier) assets are being rewarded.

Curve premium strategies favor investments that would position the Fund’s fixed income exposure to profit from an expected change in the shape of the yield curve, based on economic, market or other data, such as when futures curves are expected to steepen.

Low beta premium strategies own investments with lower forecasted betas while short selling investments with higher forecasted betas, seeking to capture the tendency for lower beta investments to outperform higher beta investments over time. This strategy may be employed when high volatility stocks are not experiencing a sustainable rally.

Momentum premium strategies favor investments that have performed relatively well over those that have underperformed, seeking to capture the tendency that an asset’s recent relative performance will continue, unless there is an expectation that markets will reverse direction. Examples of momentum strategies include simple price momentum for selecting equities and price- and yield-based momentum for selecting bonds.

Value premium strategies favor investments that appear cheap (or under-valued) over those that appear expensive based on fundamental measures related to price (e.g., price-to-earnings and price-to-book ratios for selecting equities), seeking to capture the tendency for relatively cheap assets to outperform relatively expensive assets. This strategy may be employed when there is no expectation of a sustained market downturn for value stocks.

Volatility premium strategies seek to capture returns from market participants’ tendency to overpay for volatility protection. Historically, the average implied volatility of index options has exceeded the realized volatility of the underlying index. This difference represents the volatility premium, or the market participants’ willingness to pay for protection against losses when volatility suddenly increases. This strategy may be employed when the probability of a volatility spike is expected to be low.

Comment 19:	If the Subadvisers only have 50% of the Fund’s assets between them, how is it possible that each Subadviser sleeve can comprise up to 50% of the Fund’s assets?

Response:	While it is currently anticipated that up to 50% of the Fund’s assets will be allocated between the two Subadvisers, it is possible that up to 50% of the Fund’s assets may be allocated to either one of the two Subadvisers at any given time.

Comment 20:	Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response:	A LIBOR Replacement Risk has been added to the Fund’s Principal Risks.

Comment 21:	Consider adding “and the liquidity may change significantly over time” to the fifth sentence of the Mortgage- and Other Asset-Backed Securities Risk in the More Information About the Fund – Principal Risks section.

Response:	Registrant has determined to add the substance of the Staff’s comment to the Fund’s Principal Risks, particularly to Liquidity Risk, as follows:

The liquidity of Fund investments may change significantly over time and certain ~~Certain~~ investments that were liquid when purchased by the Fund may later become illiquid, particularly in times of overall economic distress.

Comment 22:	Please consider combining the disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section with prior derivatives discussion included in the Principal Investment Strategies and Principal Risks sections.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

Comment 23:	Please consider combining the disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section with prior money market fund risk disclosure included in the Principal Risks section.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section is included to provide investors with certain additional information about the Fund’s ability to invest in money market funds that is not necessarily material and warrants being a part of the Principal Risks section. This disclosure will continue to be included in the prospectus.

Comment 24:	The More Information About the Fund – Additional Investment Strategies and Policies – Other Strategic and Investment Measures section also discusses derivatives. Please reconcile all derivatives disclosure so it is clear which derivative investments are included in the Fund’s principal strategy vs. which derivative investments are not principal.

Response:	The derivatives disclosure that appears in the various sections of the prospectus has been reviewed and we believe that it accurately discloses which derivative transactions, including specific types of derivatives, are included in the Fund’s principal investment strategies and which derivative transactions are not considered principal. Therefore, no changes will be made to the derivatives disclosure at this time.

Comment 25:	Disclose the fees and expenses of the Subsidiaries as well as any waivers to such fees and expenses in the More Information About the Fund – Additional Investment Strategies and Policies - Understanding Annual Fund Operating Expenses section.

Response:	The fees and expenses of the Subsidiaries are consolidated in the expense table and do not warrant additional disclosure in this section.

Comment 26:	For each Controlled Foreign Corporation (CFC or Subsidiary), to the extent not already disclosed in the More Information About the Fund – About the Fund’s Wholly-Owned Subsidiary section or in the Statement of Additional Information (SAI), please ensure the Fund provides the following disclosure:

•  A. Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The requested disclosure is included in the More Information About the Fund – About the Fund’s Wholly-Owned Subsidiary section of the prospectus and in the Investment Management and Other Services – Organization and Management of Wholly-Owned Subsidiaries section of the SAI.

•  B. Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined.

Response: The requested disclosure is included in the Investment Management and Other Services – Organization and Management of Wholly-Owned Subsidiaries section of the SAI, and each advisory agreement with a CFC will be filed as an exhibit to the Fund’s registration statement.

• C. Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: The requested disclosure is included in the More Information About the Fund – About the Fund’s Wholly-Owned Subsidiary section of the prospectus and in the Investment Management and Other Services – Organization and Management of Wholly-Owned Subsidiaries section of the SAI.

•  D. Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not sought or received a private letter ruling from the Internal Revenue Service (IRS) or an opinion of counsel as to the character of undistributed income derived from the CFC. The Registrant respectfully submits that disclosure relating to the character of undistributed income derived from CFCs is not necessary. In March 2019, the Treasury Department and IRS issued final regulations providing that the income derived from investments in CFCs is qualifying income for regulated investment companies (RICs) (1) to the extent that the CFC distributes its income in cash on a timely basis and (2) to the extent the CFC’s income is not so distributed, such income is derived with respect to the RIC’s business of investing in stock, securities or currencies. Because all income of the CFC is distributed in cash to the Fund on a timely basis, income from the CFC is qualifying income.

•  E. Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC.

Response: The requested disclosure appears in the Principal Investment Strategies and Principal Risks sections of the Fund’s prospectus.

• F. Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

Response: So confirmed.

•  G. Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management fees” and the CFC’s other expenses will be included in “Other expenses” in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response: So confirmed.

Comment 27:	Please specify which share classes are being referred to in this sentence in the Choosing a Share Class – Summary of Share Class Features section: “An investor transacting in a class of Fund shares without any front-end sales charge, contingent deferred sales charge (CDSC), or other asset-based fee for sales or distribution, such as a Rule 12b-1 fee, may be required to pay a commission to the financial intermediary for effecting such transactions.” The American Funds letter does not support this generic disclosure. It was intended to be specific to the classes being offered without these charges.

Response:	While the above disclosure is, in Registrant’s opinion, consistent with the American Funds letter with regard to clean shares and, as such, we do not intend to modify the disclosure, Registrant endeavors to further evaluate and consider the Staff’s comment in this regard.

Comment 28:	Please delete the following disclosure from the third paragraph under Share Class Features in the Choosing a Share Class – Summary of Share Class Features section. The Fund cannot disclaim responsibility. In the Staff’s view, the implication is that because the information may be provided by, or compiled from or based on information provided by an intermediary, the Fund is not responsible.

The information in Appendix A may be provided by, or compiled from or based on information provided by the financial intermediaries identified in Appendix A.

Response:	The disclosure is accurate as presented and is not a disclaimer of responsibility.

Comment 29:	The Staff’s understanding was that the last sentence of the third paragraph under Share Class Features in the Choosing a Share Class – Summary of Share Class Features section had been previously revised as follows: “The financial intermediaries that offer their own sales charge reductions or waivers, as described in Appendix A, should, as need be, be consulted to ensure that you receive any such reductions or waivers that may be available to you through the particular financial intermediary. Thus, please consult your financial intermediary for additional information regarding any sales charge reduction and/or waiver described in Appendix A.”

Response:	Upon subsequent review of the disclosure, additional non-material changes have been made to the disclosure. The current version of disclosure will continue to be used going forward.

Comment 30:	Please delete disclosure throughout the second paragraph under Class A and Class V Shares Front-End Sales Charge Waivers in the Choosing a Share Class – Reductions/Waivers of Sales Charges section that refers to financial intermediaries that have entered into agreements with the Distributor or specify these financial intermediaries. The same comment applies to the first paragraph under Class T Sales Charge Waivers in the same section.

Response:	We are continuing to consider the Staff’s comment and evaluating internally its scope within an organization as large as Columbia Threadneedle to ensure that any disclosure changes in this regard are appropriately contemplated. Additionally, please note that Class T shares are no longer offered by any fund in the complex and, therefore, the second portion of Comment 30 is not applicable to the Fund.

Comment 31:	Please delete the following disclosure from the Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section as well any italicized language stating that the information has been provided by the named financial intermediary. The Fund cannot disclaim responsibility. The Fund is ultimately responsible for whether the sales discounts/waivers are received.

“The financial intermediary-specific information below may be provided by, or compiled from or based on information provided by the financial intermediaries noted. While the Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies”

Response:	The disclosure is accurate as presented and is not a disclaimer of responsibility.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 32:	Please refer to any prior SAI comments given by the Staff.

Response:	To our knowledge the disclosure in this filing reflects consideration of such prior comments.

Comment 33:	Please confirm that the date of August 1, 2019 is the correct date of the Fund name change as referenced in the Fund Name Change table in the About the Trust section of the SAI.

Response:	So confirmed.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I